MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The following management's discussion and analysis ("MD&A"), which is dated as of April 6, 2020, provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the "Company" or "Loncor") as at and for the financial year of the Company ended December 31, 2019 ("fiscal 2019") in comparison with those as at and for the financial year of the Company ended December 31, 2018 ("fiscal 2018"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2019 and fiscal 2018 (the "Annual Financial Statements").  As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling targets, exploration results, future drilling, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the planned drilling program by Barrick will be delayed, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of COVID-19, the possibility that future exploration (including drilling) results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

General

Loncor is a mineral exploration company with a primary focus on gold. The Company's mineral properties are in the Tshopo, North Kivu, Ituri and Haut-Uele provinces of the DRC where the Company holds or has rights under 78 exploration permits and 6 mining licences, directly through wholly-owned Canadian subsidiary, Loncor Kilo Inc., and DRC subsidiaries, Loncor Resources Congo SARL ("Loncor Congo"), Navarro Resources SARL ("Navarro") and Devon Resources SARL ("Devon"), or under option agreements with the holders of the permits. At the Ngayu gold project in Tshopo Province, the Company has 12 exploration permits through Loncor Congo, while at the North Kivu project the Company has 46 exploration permits through Loncor Congo or under option from third parties. All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province. See below for information regarding the exploration permits held by Navarro and Devon (Navarro and Devon were acquired by Loncor in June 2018). Loncor Kilo Inc., which was acquired by the Company in September 2019, owns 76.29% of the outstanding shares of Adumbi Mining SARL (a DRC registered company which changed its name from KGL-Somituri SARL in January 2020) which holds six mining licences valid until 2039 within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in northeastern DRC near Loncor's Ngayu project. Loncor Kilo Inc. also owns 100% of the common shares of Kilo Isiro Atlantic Ltd. (a British Virgin Islands company), which holds 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL, a DRC registered company. KGL Isiro SARL's properties consist of eleven exploration permits in the province of Haut Uele in northeastern DRC near Loncor's Ngayu project.

In March 2020, the Company announced that it has acquired an additional 5.04% of its subsidiary Adumbi Mining SARL (" Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco. This acquisition increases the Company's interest in Adumbi Holdco from 71.25% to 76.29%.

In February 2020, the Company completed a private placement of 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000. The Company intends to use the proceeds from the Financing for general corporate purposes. A total of 1,790,000 of the Offered Shares were purchased by certain insiders of the Company, including Mr. Kondrat, who is Chief Executive Officer and a director of the Company and who purchased 1,440,000 of the Offered shares.

In January 2020, the Company provided an update on its activities within the Ngayu Greenstone Belt, where the Company has a dominant foot-print through its joint venture with Barrick Gold (Congo) SARL ("Barrick") and on its own majority-owned exploration licences and exploitation concessions. Since the Company's acquisition of control of the KGL-Somituri (now renamed Adumbi Mining SARL) gold project from Kilo Goldmines Ltd. in September 2019, Loncor has focussed on the Imbo exploitation concession in the east of the Ngayu belt where an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) was outlined in January 2014 by independent consultants Roscoe Postle Associates Inc ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako RPA made a number of recommendations, which were subsequently undertaken during the period 2014-18. In addition, the previously recommended LIDAR survey by RPA was completed in January 2020, over Adumbi by Southern Mapping of South Africa. The Company's geological consultants Minecon Resources and Services Limited ("Minecon") has been assessing the implications of this additional exploration data on Adumbi and is undertaking further studies to better quantify this potential significant upside. At present and subject to the Company securing the necessary financing, the Company is planning to drill on additional 12 deeper holes at Adumbi and then commence a preliminary economic assessment when an updated mineral resource study will be undertaken. Ongoing studies are also continuing by Minecon on further assessing the data elsewhere on the Imbo exploitation concession including Kitenge and Manzako.

In November 2019, the Company provided an update on exploration activities undertaken by Barrick on Loncor's Ngayu project as part of the joint venture agreement with Loncor.  Loncor reported that recent exploration by Barrick at Ngayu has focused on the major Imva fold structure where a number of drill targets have been developed, with drilling expected to commence during the coming dry season. The opening of the Mambati airstrip in September 2019 is expected to assist in expediting the forthcoming drilling program.  In addition to outlining drill targets along the Imva fold, drilling is also planned to be undertaken during the forthcoming drill campaign at the Anguluku prospect area in the southwest side of the Ngayu greenstone.  An initial 10 core hole (2,490 metres) drilling program is proposed to test 4,500 metres of potential strike.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu Archean greenstone belt which are outside of Loncor's joint venture with Barrick.

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc"). As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc, Kilo Inc's mineral projects (the "Kilo Projects") in the DRC. The Kilo Projects are located in the Ngayu gold belt in northeastern DRC near Loncor's existing Ngayu project and consist of 6 mining licenses and 11 exploration permits (as set out above). Loncor also agreed to issue to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company (post-Share Consolidation) as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement (these shares were issued in October 2019).

In September 2019, the Company implemented a consolidation of its outstanding common shares (the "Share Consolidation"), whereby all of the outstanding common shares were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All amounts in this MD&A have been adjusted to reflect the Share Consolidation.

In June 2019, the Company announced the appointment of Zhengquan (Philip) Chen as a director of the Company.

In May 2019, the Company provided an update on exploration activities undertaken by Barrick on Loncor's Ngayu project as part of the joint venture with Loncor. The Company reported that drill targets have been delineated by Barrick on a number of prospects at Ngayu and that exploration by Barrick at Ngayu in 2019 has been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt.

In November 2018, the Company provided an update on exploration activities undertaken by Barrick on Loncor's Ngayu project as part of the joint venture with Loncor. In this press release, Loncor reported that exploration in 2018 was focused on the Anguluku prospect area where drill targets have been defined and along the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati.

On June 26, 2018, private placement and share swap transactions (the "transactions") were completed with Resolute Mining Limited ("Resolute"). Pursuant to the private placement transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap transaction, Resolute purchased 12,500,000 common shares of Loncor held by Mr. Arnold Kondrat ("Kondrat") (who is Chief Executive Officer and a director of the Company) in exchange for the future issuance on or before July 16, 2018 by Resolute to Mr. Kondrat  of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

On June 19, 2018 the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of Cdn$170,000. Mr. Kondrat purchased 350,000 of the shares issued under this financing.

Also, in June 2018, Loncor Congo acquired all of the outstanding shares of Navarro and Devon, which hold exploration permits covering ground in the Ngayu gold belt.

The consideration for the acquisition of Devon comprised the issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000, payment of $75,000 in cash and payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company. The purchase price for the acquisition of Navarro was $300,000 which was paid for by the settlement of a $300,000 loan provided by Loncor to Navarro.

Qualified Person

Peter N. Cowley, President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  Additional information with respect to the Company's North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo".  A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain additional information with respect to the Company's recently acquired Imbo licence properties is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.

Selected Annual Information

The following financial data is derived from the Company's consolidated financial statements for each of the three most recently completed financial years. This financial data has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

	2019	2018	2017
Net loss	$(1,650,745)	$(664,762)	$(61,287)
Net loss per share	$(0.02)	$(0.01)	$(0.00)
Total assets	$29,674,857	$29,066,457	$27,918,284
Total liabilities	$2,387,821	$784,225	$1,062,299

For fiscal 2019, the Company had a net loss of $1,650,745, a significant increase from the prior year loss of $664,762. This was primarily due to increase in consulting, management and professional fees to $794,481 (2018 - $194,662) mainly associated with the acquisition of Kilo Inc. In addition, the Company also recorded a right-of-use asset upon the adoption of International Financial Reporting Standard 16 Leases ("IFRS 16") which has increased the depreciation charge to $196,694 in fiscal year 2019 compared to $4,002 in fiscal year 2018. Share-based payments also increased from $1,676 during fiscal 2018 to $154,789 during fiscal 2019.

For fiscal 2018, the Company had a net loss of $664,762, an increase from the prior year loss of $61,287 mainly due to a gain on derivative financial instruments of $314,317 during fiscal 2017 (2018 - $65,907), an adjustment of accrued and other liabilities of $207,707 during fiscal 2017 (2018 - $nil), and a significant increase in office and sundry expenses mainly due to the recording of an Ontario health tax penalty assessment on the Company during the first quarter of 2018.

For fiscal 2017, the Company had a net loss of $61,287, a decrease from the prior year loss of $497,610 mainly due to a gain on derivative financial instruments of $314,317 during fiscal 2017 and to an adjustment of accrued and other liabilities of $207,707 during fiscal 2017.

Results of Operations

For the year ended December 31, 2019, the Company reported a net loss of $1,650,745 compared to a net loss of $664,762 for the year ended December 31, 2018. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the year ended December 31, 2019 in the expense categories described below as compared to the year ended December 31, 2018:

Consulting, management and professional fees

Consulting, management and professional fees were $794,481 during fiscal year 2019 as compared to $194,662 incurred during the comparative period in 2018. Consulting fees, which were mainly in relation to the acquisition of Kilo Inc. amounted to $464,999 (compared to $78,954 during fiscal 2018) of which $355,972 were paid through the issuance of 1,086,023 common shares of the Company rather than a cash payment. In addition, share-based payment expenses of $35,680 for stock options issued to consultants were also included in consulting fees during fiscal 2019 (2018 - $nil). Professional fees of $245,068 (compared to $115,708 in 2018) increased mainly due to higher legal fees in relation to the acquisition of Kilo Inc. as well as the Company's general corporate activities during the year ended December 31, 2019. Management fees of $84,414 were in relation to directors' fees and bonuses recorded during fiscal 2019 compared to $nil for fiscal 2018.

Employee benefits

The Company's employee benefits expense was $358,794 for the year ended December 31, 2019 compared to $172,597 incurred during the prior year ended December 31, 2018. The significant increase in costs was mainly due to an increase in employees and the year-end bonus accrued for the head office during 2019 as compared to 2018.

Office and sundry

Office and sundry expenses decreased to $68,290 during the year ended December 31, 2019 from $205,386 during the prior year ended December 31, 2018. The high office and sundry costs in 2018 were mainly the result of the recording of an Ontario health tax assessment on the Company of $126,426 during the first quarter of 2018 and the expensing of additional filing fees in relation to having the Company's common shares designated for trading on the OTCQB marketplace in the United States.

Share-based payments

The share-based payment expense was $154,789 during year ended December 31, 2019, compared to $1,676 incurred during the year ended December 31, 2018. The increase in the expense was related to new stock options issued to employees, directors and officers of the Company during 2019.

Travel and promotion

The Company incurred travel and promotion expenses of $111,965 during the year ended December 31, 2019, which were lower than the $167,681 during the corresponding period in 2018 as a result of less travel and promotional activities during 2019.

Depreciation

The Company recorded depreciation expenses of $196,694 during year ended December 31, 2019 as compared to $4,002 for the corresponding period in 2018. The large increase is due to an additional depreciation expense being recorded on the right-of-use lease asset during 2019. This asset was recognized as a result of the adoption by the Company on January 1, 2019 of International Financial Reporting Standard 16 Leases ("IFRS 16"). Please also refer to Notes 8 and 16 of the Annual Financial Statements.

Interest on lease obligations

During the fiscal year 2019, the Company recognized interest on lease obligations of $35,419 representing the accretion charge being recorded in connection with the right-of-use lease asset during 2019. Please see the "Depreciation" section above for further clarification and refer to the Annual Financial Statements. There were no accretion charges recorded in 2018.

Loss/gain on derivative instruments

During the year ended December 31, 2019, the Company recognized a fair value loss of $30,349 representing the change in fair value of the Company's outstanding common share purchase warrants compared to a fair value gain of $65,907 recognized during the year ended December 31, 2018.

Foreign exchange loss/gain

The Company recorded a foreign exchange loss of $11,236 during the year ended December 31, 2019, compared to a foreign exchange gain of $11,469 for the corresponding period in 2018. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest and other income

During the year ended December 31, 2019, the Company recognized interest and other income of $115,693 compared to $9,118 for the corresponding period in 2018. The large increase is due to the sub-lease income being recorded on the right-of-use lease asset during 2019.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the fourth quarter of 2019. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2019	2019	2019	2019
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	($843,372)	($356,304)	($233,710)	($217,359)
Net loss per share	$(0.01)	$(0.01)	$0.00	$0.00

	2018	2018	2018	2018
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net loss	($261,071)	($201,935)	($66,436)	($135,320)
Net loss per share	$0.00	$0.00	$0.00	$0.00

The Company's net loss for the fourth quarter of 2019 increased to $843,372 compared to a net loss of $356,304 during the third quarter. The increase in net loss was mainly due to an increase of $592,290 in consulting, management and professional fees mainly in relation to the acquisition of Kilo Inc. as well as an increase of $140,942 in employee benefits in relation to bonuses to directors and officers of the Company during the fourth quarter of 2019. This was offset by a gain of $80,726 on derivative financial instruments during the fourth quarter of 2019 compared to the third quarter of 2019.

The Company's net loss for the third quarter of 2019 increased to $356,304 compared to a net loss of $233,710 during the second quarter of 2019. The increase in the net loss was mainly due to an increase of $92,207 in consulting, management and professional fees and a loss on derivative instruments of $113,180 in the third quarter of 2019. This was offset by a decrease of $43,514 in employees' benefits, a decrease of $11,690 in office and sundry expenses, a decrease of $11,286 in travel and promotion and a foreign exchange loss of $10,051 during the third quarter 2019.

The Company's net loss for the second quarter of 2019 increased to $233,710 compared to a net loss of $217,359 during the first quarter of 2019. The increase in the net loss was mainly due to additional travel and promotion expenses of $44,023 in the second quarter of 2019 as compared to $25,006 in the first quarter of 2019. In addition, the net loss on derivative instruments in the second quarter of 2019 was also impacted by a gain of $3,145 in the second quarter of 2019 as compared to a loss of $4,185 during the first quarter of 2019.

The Company's net loss for the first quarter of 2019 was $217,359 compared to net loss of $261,071 during the fourth quarter of 2018. The decrease in the net loss was mainly due to a decrease in expenses recorded in the first quarter of 2019 compared to the fourth quarter of 2018 in relation to year-end audit related professional fees (decrease of $28,946), travel and promotion expenses (decrease of $30,074), and foreign exchange loss (decrease of $39,805). The decrease in expenses during the first quarter of 2019 was offset by an increase in employees' benefits (increase of $12,854) and a loss on derivative financial instruments (increase of $19,998). The adoption of IFRS 16 during the first quarter of 2019 resulted in an increase in depreciation, interest expenses and other revenues while office and sundry expenses related to rent expenses decreased.

The Company's net loss for the fourth quarter of 2018 increased to $261,071 compared to a net loss of $201,935 incurred during the third quarter of 2018. The increase was due to an increase in expenses recorded in the fourth quarter of 2018 compared to the third quarter of 2018 in relation to employees' benefits ($38,579), office and sundry ($16,073) and foreign exchange loss ($48,268). The increase in expenses during the fourth quarter of 2018 was offset by a decrease in consulting, management and professional fees ($16,398) and a gain on derivative financial instruments ($24,841).

The Company's net loss for the third quarter of 2018 increased to $201,935 compared to a net loss of $66,436 incurred during the second quarter of 2018. The increase was due to an increase in expenditures in the third quarter of 2018 in relation to the various transactions (with Resolute and others) closed in June 2018 (as summarized above under "General").

The Company's net loss for the second quarter of 2018 decreased to $66,436 compared to a net loss of $135,320 during the first quarter of 2018. The decrease in the net loss was mainly impacted by the recording of an Ontario heath tax assessment on the Company of $126,426 in the first quarter of 2018, offset by the increase in professional fees of $35,883 in the second quarter of 2018 compared to $5,915 during the first quarter of 2018. In addition, the net loss in the second quarter of 2018 was also impacted by the change in the gain on derivative instruments and foreign exchange gain of $15,260 and $18,056 respectively incurred during the second quarter of 2018 compared to a gain on derivative instruments and foreign exchange gain of $43,862 and $37,831 respectively recorded during the first quarter of 2018.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at December 31, 2019, the Company had cash and cash equivalents of $77,696 and a working capital deficit of $1,827,407 compared to cash and cash equivalents of $650,902 and a working capital deficit of $81,203 as at December 31, 2018.

During the year ended December 31 2019, the Company incurred exploration expenditures of $3,170,302, mainly funded by Barrick under the joint venture between Barrick and the Company (year ended December 31, 2018 - $2,878,092). A breakdown of the exploration expenditures is presented below under "Exploration and Evaluation Expenditures".

See the discussion under "General" above with respect to the private placement financings completed by the Company during fiscal years 2019 and 2018.

The Company has strategically reduced budgets significantly and implemented cost cutting measures having regard to current market conditions and its low cash and working capital position. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

In February 2020, the Company completed a private placement of 6,000,000 common share of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000. The Company intends to use the proceeds from this financing for general corporate purposes.

Contractual Obligations

The Company's contractual obligations as at December 31, 2019 are described in the following table:

		Payments due in	Payments due
Contractual obligations	Total	less than 1 year	in 1 to 3 years
Lease	$591,183	$204,248	$386,935
Loan	$$27,274	$27,274	$-
Total	$618,457	$231,522	$386,935

Exploration and Evaluation Expenditures

The following tables provide breakdowns of exploration and evaluation expenditures incurred during year ended December 31, 2019 and 2018, respectively:

	North Kivu Project	Ngayu Project	Kilo Projects	Total
Balance 12/31/2018	$10,431,524	$17,913,157	$-	$28,344,681
Mineral properties	-	-	175,446	175,446
Geophysics	-	92,596	-	92,596
Geochemistry	-	91,963	-	91,963
Geology	-	583,764	-	583,764
Travel	-	190,287	-	190,287
Professional fees	116,000	80,147	29,150	225,297
Office and sundry	35,731	677,478	2,233	715,442
Interest and bank charges	3,564	2,880	434	6,878
Salaries	-	993,361	59,268	1,052,629
Amortization	902	-	3,976	4,878
Other	3,008	44,338	43,776	91,122
Gain on disposal of asset	-	-	(60,000)	(60,000)
Expenditures for the period	159,205	2,756,814	314,283	3,170,302
Funding from Barrick	-	(2,762,890)	-	(2,762,890)
Balance 12/31/2019	$10,590,729	$17,907,081	$314,283	$28,752,093

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2017	$10,308,956	$17,324,607	$27,633,563

Mineral properties	-	452,250	452,250
Geophysics	-	492	492
Geochemistry	-	607,206	607,206
Geology	-	10,965	10,965
Travel	213	302,798	303,011
Professional fees	120,360	238,319	358,679
Office and sundry	1,280	784,952	786,232
Interest and bank charges	657	8,335	8,992
Salaries	-	779,684	779,684
Amortization	58	522	580
Other	-	22,831	22,831
Expenditures for the period	122,568	3,208,354	3,330,922
Funding from Randgold	-	(2,619,804)	(2,619,804)
Balance 12/31/2018	$10,431,524	$17,913,157	$28,344,681

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at April 6, 2020 the Company had outstanding 102,178,638 common shares, 4,840,000 stock options to purchase common shares and no common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 was as follows:

	For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017

Salaries and bonus	$376,386	$160,869	$124,746
Employee retention allowance	$-	$-	$10,396
Compensation expense-share-based payments	$122,999	$-	$22,309
	$499,385	$160,869	$157,451

b) Other Related Parties

As at December 31, 2019, an amount of $821,168 relating to fees, salary and advances provided to the Company was due to Mr. Kondrat (December 31, 2018 - $99,206). Total salary accrued to Mr. Kondrat for the year ended December 31, 2019 was $ 90,444 (for year ended December 31, 2018 - management fees of $101,686).

As at December 31, 2019, an amount of $129,296 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2018 - $161,318).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

New Applied Accounting Standards

The Company has adopted IFRS 16 with the date of initial application of January 1, 2019 using the modified retrospective approach. The impact of the adoption of IFRS 16 is disclosed in Notes 3(s) and 8 in the Annual Financial Statements.

IFRS 16 is applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company's 2018 annual financial statements.

IFRS 16 applicable from January 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

• the contract involves the use of an explicitly or implicitly identified asset;

• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the date of adoption of IFRS 16.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life or the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of loss and comprehensive loss.

Sub-leases

The Company has assessed and classified its sub-lease arrangement for the office space as an operating lease under IFRS 16, resulting in the Company recognizing payments received from the sub-lease arrangement as lease income while retaining the right-of-use assets and the lease liability in its consolidated statements of financial position.

Critical Accounting Estimates

The preparation of the Company's Annual Financial Statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 15 of the Annual Financial Statements.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 14(c) of the Annual Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months. The fair value of warrants would be ranked in the hierarchy as Level 2.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 17(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 17(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results; however, the impact could be material.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $11,236 during the year ended December 31, 2019, compared to a foreign exchange gain of $11,469 during year ended December 31, 2018, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2020 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2019, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2019, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2019, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2019, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during year ended December 31, 2019, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.